As filed with the Securities and Exchange Commission on January 2, 1997.

                                                    Registration No. ___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              --------------------

                        PHYSICIANS RESOURCE GROUP, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                               8099                   76-0456864
(State or other jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)    Classification Code Number)   Identification Number)

                              Three Lincoln Centre
                                5430 LBJ Freeway
                                   Suite 1540
                              Dallas, Texas 75240
                                 (214) 982-8200
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                Emmett E. Moore
                            Chief Executive Officer
                              Three Lincoln Centre
                                5430 LBJ Freeway
                                   Suite 1540
                              Dallas, Texas 75240
                                 (214) 982-8200
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                         ------------------------------
                                   Copies to:

                Richard J. D'Amico          James S. Ryan, III, Esq.
               Three Lincoln Centre         Jackson & Walker, L.L.P.
                 5430 LBJ Freeway          901 Main Street, Suite 6000
                   Suite 1540                   Dallas, TX 75202
                Dallas, Texas 75240

  Approximate date of commencement of proposed sale to the public. From time to time after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

========================================================================================
                                              Proposed
                                               Maximum       Proposed
                                              Offering        Maximum
Title of Each                Amount to          Price        Aggregate       Amount of
Class of Securities              be              Per          Offering      Registration
To Be Registered             Registered       Share(1)        Price(1)          Fee
----------------------------------------------------------------------------------------
Common Stock, $.01 par
 value, including
 associated Rights to
 purchase Common Stock... 10,000,000 shares   $17.625       176,250,000        $53,410
========================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Common Stock, as listed on the New York Stock Exchange on December 31, 1997.


                            ------------------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PHYSICIANS RESOURCE GROUP, INC.
                             Cross Reference Sheet

                   Pursuant to Item 501(b) of Regulation S-K
                       Showing locations in Prospectus of
                 Information Required by the Items of Form S-4

Item
 No.        Location in Prospectus                                 Location in Prospectus
------    --------------------------                     --------------------------------
A. - Information about the Transaction

       1.  Forepart of the Registration...............   Facing Page; Outside Front Cover
           Statement and Outside Front Cover..........   Page of Prospectus; Additional
           Page of Prospectus.........................   Information

       2.  Inside Front and Outside Back..............   Inside Front of Prospectus
           Cover Pages of Prospectus

       3.  Summary Information, Risk..................   Prospectus Summary; The
           Factors and Ratio of Earnings Company;
            Risk Factors to Fixed Charges

       4.  Terms of the Transaction...................   *

       5.  Pro Forma Financial Information............   *


       6.  Material Contracts with the Company........   *
           Being Acquired

       7.  Additional Information Required for........   *
           Reoffering by Persons and Parties
           deemed to be Underwriters

       8.  Interests of Named Experts and.............   *
           Counsel

       9.  Disclosure of Commission Position on.......   *
           Indemnification for Securities Act
           Liabilities

B. - Information about the Registrant

       10. Information with Respect to the............   Outside Front Cover of Prospectus;
           Registrant                                    Prospectus Summary; The Company; Risk
                                                         Factors; Management's Discussion and
                                                         Analysis of Financial Condition and
                                                         Results of Operations; Business;
                                                         Management; Certain Transactions;
                                                         Principal Stockholders; Description of
                                                         Capital Stock; Shares Eligible for Future
                                                         Sale; Index to Financial Statements

       11. Incorporation of Certain Information.......   Incorporation of Certain Documents
           by Reference...............................   by Reference

C.- Information about the Company being...............   *
        acquired

D.- Voting and Management Information.................   *
--------


* Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES+ +EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JANUARY 2, 1997

PROSPECTUS

                               10,000,000 Shares
                      PHYSICIANS RESOURCE GROUP, INC. LOGO
                                  Common Stock

                               -----------------

  This Prospectus covers the offer and sale of up to 10,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Physicians Resource Group, Inc. (together with its wholly owned subsidiaries, the "Company" or "PRG"), which the Company may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act") or as otherwise permitted under the Securities Act.

  The Company expects that the terms upon which it may issue the shares in business combination transactions will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

  This Prospectus will only be used in connection with the acquisition of businesses, properties or securities in business combination transactions that would be exempt from registration but for the issuance of Common Stock and the possibility of integration with other transactions. This Prospectus will be furnished to security holders of the business, properties or securities to be acquired.

  Persons receiving Common Stock in connection with the acquisitions will ordinarily be required to agree to hold all or some portion of the Common Stock for a period of up to two years after the date of such acquisition. See "Plan of Distribution."

  If an acquisition has a material financial effect upon the Company, a current report on Form 8-K will be filed subsequent to the acquisition containing financial and other information about the acquisition that would be material to subsequent acquirors of Common Stock offered hereby, including pro forma information for PRG and historical financial information about the company being acquired. A current report on Form 8-K will also be filed when an acquisition does not per se have a material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect.

  If an acquisition of a business, properties or securities in a business combination transaction is not exempt from registration even if integration is not taken into account, then the offerees of Common Stock in such acquisition will be furnished with copies of this Prospectus as amended by a post-effective amendment to the Registration Statement on Form S-4 of which this Prospectus is a part.

  The Common Stock is listed on the NYSE under the symbol "PRG". Application will be made to list the shares offered hereby on the NYSE. On December 31, 1996, the last reported sales price of the Common Stock on the NYSE was $17 5/8 per share.

  All expenses of this offering (this "Offering") will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by PRG in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

   See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 2, 1997

                               PROSPECTUS SUMMARY

      The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. See "Risk Factors" for information that should be carefully considered by prospective investors.

                                  The Company

      Physicians Resource Group, Inc. ("PRG" or the "Company") is the leading provider of physician practice management services to ophthalmic and optometric practices and one of the nation's largest single-specialty physician practice management companies. PRG develops integrated eye care delivery systems through affiliations with locally prominent eye care practices in selected geographic markets across the United States. PRG acquires the operating assets of these practices and develops the practices into comprehensive eye care networks by providing management expertise, marketing, information systems, capital resources and ancillary services such as surgery centers and optical dispensaries. As of November 30, 1996, PRG provided management services to 140 practices with 396 ophthalmologists and 216 optometrists at 388 locations in 24 states, owned or operated 45 ambulatory (outpatient) surgery centers ("ASCs") and 169 optical dispensaries and owned or leased 21 excimer lasers.

      Eye care services in the United States are delivered through a fragmented system of local providers, including individual or small groups of ophthalmologists, optometrists and opticians. Unlike most medical specialists, eye care professionals generally do not depend on primary care physicians for referrals; rather, referrals originate from other eye care professionals since the optometrist or the ophthalmologist represents the primary patient contact for the vast majority of eye care services. Based on a market study conducted by Arthur D. Little (the "ADL Study"), PRG believes that the revenues generated by eye care providers (ophthalmologists and optometrists) were in excess of $20 billion in 1994. According to the ADL Study, approximately 15,600 ophthalmologists and 28,200 optometrists were actively involved in patient care in the United States in 1993. The ADL Study estimates that there are approximately 1,500 ophthalmic groups of five or more practitioners.

      Trends toward managed care in health care generally, and eye care specifically, have placed small to midsize provider groups at a competitive disadvantage because these practices typically have high operating costs relative to revenue and lack the capital, information resources and management expertise necessary to provide both high quality and cost-effective medical care. To remain competitive, eye care providers are increasingly seeking to affiliate with larger organizations that manage the non-medical aspects of eye care practices and that can provide access to greater capital resources, more efficient cost structures and better access to payors. PRG seeks to address these demands for the practices to which it provides management services (the "Affiliated Practices") through the implementation of its business strategy.

      PRG's business strategy is focused on (i) developing comprehensive eye care service networks in each of its markets, both in terms of service mix and geographic coverage, primarily through acquisitions, (ii) enabling its Affiliated Practices to provide efficient and cost-effective eye care services resulting from economies of scale, purchasing discounts, facility consolidation and improved personnel and information management and (iii) marketing the capabilities of the Affiliated Practices and networks to both payors and employers, particularly in the developing and expanding managed care marketplace. PRG believes that by establishing integrated delivery networks, Affiliated Practices are afforded significant opportunities for cross-referrals, expanded service capabilities and volume contracting with payors.

                              Recent Acquisitions

      On November 5, 1996, the Company acquired the assets of the eye care division of EquiMed, Inc. ("EquiMed"), a publicly held multi-specialty physician practice management company (the "EquiMed Acquisition"), and on November 22, 1996, the Company acquired American Ophthalmic Incorporated ("AOI"), a privately held physician practice management company devoted solely to eye care (the "AOI Merger"). PRG believes that the EquiMed Acquisition and the AOI Merger will significantly strengthen PRG's competitive position while simultaneously expanding the Company's geographic coverage. As a result of the EquiMed Acquisition and the AOI Merger, PRG added the assets of 39 practices with 131 ophthalmologists and 65 optometrists at 126 locations in 17 states and owns or operates 20 additional ASCs and 47 additional optical dispensaries and owns or leases six additional excimer lasers. The EquiMed Acquisition and the AOI Merger strengthen PRG's position in Arkansas, California, Florida, Illinois, Kentucky, Missouri, Nevada, Ohio and Texas (including new entries into the San Antonio and Austin markets) and provide new entry into Alabama, Iowa, Kansas, Louisiana, New York, Oregon, Pennsylvania and Washington.


                                  THE OFFERING

Securities offered.................      10,000,000 shares of PRG Common Stock to be issued by PRG
                                         in connection with the acquisition of businesses,
                                         properties or securities in business combinations.

Shares to be outstanding after this
  Offering.........................      40,382,076 shares of PRG Common Stock.

Transfer of Units..................      Persons acquiring shares of PRG Common Stock in business
                                         combinations pursuant to this Offering ordinarily will be
                                         required to agree to hold all or some portion of such shares for a period of up to two years after the date of
                                         acquisition unless the Company agrees to a shorter holding period or agrees to waive such requirement in the future.
Listing............................      The shares of PRG Common Stock are listed on the NYSE.
                                         Application will be made to list the shares of PRG Common
                                         Stock offered hereby on the NYSE.
NYSE symbol........................      PRG

                                  THE COMPANY

          PRG was formed to provide physician practice management services to ophthalmic and optometric practices and to develop integrated eye care networks. PRG was incorporated on November 2, 1993 and until June 1995 had not conducted any significant operations. On June 28, 1995, PRG consummated the initial public offering (the "IPO") of its Common Stock and simultaneously exchanged cash, shares of Common Stock and a note payable for certain assets and liabilities of, and entered into service agreements ("Service Agreements") with, ten ophthalmic and optometric practices (the "Founding Affiliated Practices"), located in Arizona, Arkansas, California, Nevada, Ohio, Tennessee and Texas (the "Reorganization"). PRG's principal offices are located at Three Lincoln Centre, Suite 1540, 5430 LBJ Freeway, Dallas, Texas 75240, and its telephone number at that address is (972) 982-8200.


                                  RISK FACTORS

          In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should consider carefully the factors listed below in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus, other than the historical financial information, includes forward-looking statements that involve risks and uncertainties, including the Company's ability to successfully acquire the assets of, service and integrate eye care providers, regulatory developments, the ability to adapt to the managed care environment and the other risks detailed below.

Limited Operating History and Integration of Operations

          Prior to PRG's acquisition of the Founding Affiliated Practices in June 1995 pursuant to the Reorganization, PRG conducted no significant operations. Since its formation, PRG has grown principally through acquisitions, a substantial portion of which have been consummated since March 1996, and is pursuing an aggressive growth strategy. If PRG is to realize the anticipated benefits of acquisitions, including the March 1996 merger (the "EyeCorp Merger") with EyeCorp, Inc. ("EyeCorp"), a privately held physician practice management company devoted solely to eye care, the 1996 Acquisitions (as defined herein), the EquiMed Acquisition, the AOI Merger and any future acquisitions, the operations of these entities must be integrated and combined effectively. The process of integrating management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of PRG. There can be no assurance that the integration process will be successful or that the anticipated benefits of its business combinations will be realized. The dedication of management resources to such integration may detract attention from the day-to-day operations of PRG. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate structures. There can be no assurance that there will not be substantial unanticipated costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Such efforts could materially reduce the earnings of PRG. PRG has incurred and is incurring certain transaction costs estimated at approximately $12 million in connection with the EyeCorp Merger and certain other pooling of interests transactions. These estimated transaction costs have been recognized as an expense by the Company during the first nine months of 1996. These amounts are preliminary estimates of legal, accounting, financial, advisory and other costs directly attributable to negotiating and closing these transactions and do not reflect integration costs. In addition, PRG has incurred and is incurring significant expenses in connection with the EquiMed Acquisition, the AOI Merger and the 1996 Acquisitions that were accounted for as purchases, the majority of which will be capitalized and amortized in the future. There can be no assurance that PRG will not incur additional charges in subsequent quarters to reflect costs associated with these transactions.

Acquisition Strategy and Limitation on Growth

          An integral part of PRG's business strategy is to increase its revenues, earnings and market share through the acquisition of the assets of eye care physician practice groups, management services organizations ("MSOs"), ASCs and related businesses and the entry into management services relationships with such groups. There can be no assurance that PRG will be able to acquire the assets of, or profitably provide management services to, additional eye care practices or successfully integrate such additional management services relationships. In addition, there can be no assurance that the assets of eye care practices acquired in the future, or the management services relationships entered into in the future, will be beneficial to the successful implementation of PRG's overall strategy, or that such assets and relationships will ultimately produce returns that justify their related investment or implementation by PRG.

          PRG's ability to expand is also dependent upon factors such as its ability to (i) identify attractive and willing candidates for acquisition, (ii) adapt or amend PRG's structure to comply with present or future state legal requirements affecting PRG's arrangements with physician practice groups, including state prohibitions on fee-splitting, corporate practice of medicine and referrals to facilities in which physicians have a financial interest, (iii) obtain regulatory approval and certificates of need, where necessary, and comply with licensing requirements applicable to physicians and facilities operated, and services offered, by physicians and (iv) expand PRG's infrastructure and management to accommodate expansion. There can be no assurance that PRG will be able to achieve these objectives or its planned growth, that the assets of eye care practice groups will continue to be available for acquisition by PRG, or that the addition of such practice groups will be profitable.

          PRG's expansion strategy also requires substantial capital investment. Capital is needed not only for the acquisition of the assets of physician practices, but also for their effective integration, operation and expansion and for the addition of medical equipment and technology. PRG may finance future acquisitions by using shares of Common Stock for all or a portion of the consideration to be paid. In the event that the Common Stock does not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of the assets of their businesses, PRG may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. If PRG does not have sufficient cash resources, its growth could be limited and its existing operations impaired, unless it is able to obtain additional capital through subsequent debt or equity financings. There can be no assurance that PRG will be able to obtain such financing or that, if available, such financing will be on terms acceptable to PRG. The Company's credit facilities require, under certain circumstances, the consent of the Company's primary lender prior to the consummation of acquisitions, and there can be no assurance the Company's primary lender will grant its consent each time the solicitation of such consent is required. As a result, there can be no assurance that PRG will be able to continue to implement its acquisition strategy successfully.

Risks Related to Intangible Assets

          As a result of PRG's various acquisition transactions, intangible assets of approximately $364 million have been recorded on PRG's September 30, 1996 balance sheet as a result of purchase accounting (giving pro forma effect to the EquiMed Acquisition, the AOI Merger and the acquisition of Melbourne Eye Associates of Brevard, Inc. and Melbourne Eye Associates, P.A.). Using an amortization period ranging from seven to 40 years for intangibles, amortization expense relating to these intangibles will be approximately $11 million per year. Purchases of practices that result in the recognition of additional intangible assets would cause amortization expense to further increase. A substantial portion of the amortization generated by these intangible assets is not deductible for tax purposes.

          As practice asset acquisitions are made, PRG evaluates each acquisition considering the practice's market position, reputation, profitability, and geographical penetration, its position in the PRG provider network, the collective experience of its executives and employees, its relationships with its customers and affiliated physicians, the relationships between its affiliated physicians and their patients and the specific service agreements entered into with the Affiliated Practices. All of these factors contribute to the purchase price paid for the acquisition and to the intangible created in the purchase transaction. Generally, PRG management believes that these intangibles will have a life of indefinite length.

          At the time of or following each acquisition, PRG evaluates each acquisition and establishes an appropriate amortization period based on the underlying facts and circumstances. Subsequent to such initial evaluation, PRG periodically reevaluates such facts and circumstances to determine if the related intangible asset continues to be realizable and if the amortization period continues to be appropriate. As the underlying facts and circumstances subsequent to the date of acquisition can change, there can be no assurance that the value of such intangible assets will be realized by PRG. Although at September 30, 1996, the net unamortized balance of intangible assets acquired and anticipated to be acquired was not considered to be impaired, any future determination that a significant impairment has occurred would require the write-off of the impaired portion of unamortized intangible assets, which could have a material adverse effect on the Company's results of operations.

Government Regulation

          Various state and federal laws regulate the relationships between providers of health care services, physicians and other clinicians.

          These laws include the fraud and abuse provisions of the Social Security Act, which include the "anti-kickback" and "anti-referral" laws. The "anti-kickback" laws prohibit the offering, payment, solicitation or receipt of any direct or indirect remuneration for the referral of Medicare or Medicaid patients or for the ordering or providing of Medicare or Medicaid covered services, items or equipment. The "anti-referral" laws impose restrictions on physicians' referrals for designated health services to entities with which they have financial relationships. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Such exclusion, if applied to the Affiliated Practices, could result in significant loss of reimbursement. A determination of liability under any such laws could have a material adverse effect on the Company's operations.

          Several states, including states in which some Affiliated Practices are located, have adopted laws similar to the "anti-kickback" and "anti-referral" laws that cover patients in private programs as well as government programs. The laws of many states also prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with material discretion. A determination of liability under any such laws could have a material adverse effect on PRG.

          Although PRG believes that its operations as described in this Prospectus are in substantial compliance with existing applicable laws, PRG's business operations have not been the subject of judicial or regulatory interpretation. There can be no assurance that review of PRG's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of PRG or that the health care regulatory environment will not change so as to restrict PRG's existing operations or their expansion. In addition, the regulatory framework of certain jurisdictions may limit PRG's expansion into, or ability to continue operations within, such jurisdictions if PRG is unable to modify its operational structure to conform with such regulatory framework. Any limitation on PRG's ability to expand could have a material adverse effect on the Company's operations.

          In addition to extensive existing government health care regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. PRG believes that such initiatives will continue during the foreseeable future. Aspects of certain of these reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect PRG.

Reimbursement; Trends and Cost Containment

          PRG's revenues are derived principally from service fees paid to PRG by the Affiliated Practices. Since the amount of service fees payable to the Company is generally determined with reference to the revenues or earnings of the Affiliated Practices, any reduction in the revenues of Affiliated Practices could adversely affect the Company. A substantial portion of the revenues of the Affiliated Practices are derived from government sponsored health care programs (principally, the Medicare and Medicaid programs), or private third party payors. The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. PRG believes that these trends will continue to result in a reduction from historical levels in per-patient revenue for such medical practices. Further reductions in payments to physicians or other changes in reimbursement for health care services would have an adverse effect on PRG's operations unless PRG is otherwise able to offset such payment reductions.

          Rates paid by private third-party payors are based on established physician, ASC and hospital charges and are generally higher than Medicare reimbursement rates. Any decrease in the relative number of patients covered by private insurance could have a material adverse effect on PRG's results of operations.

          The federal government has implemented, through the Medicare program, a resource-based relative value scale ("RBRVS") payment methodology for physician services. This methodology went into effect in 1992 and was implemented during a transition period in annual increments through December 31, 1995. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year, and is subject to increases or decreases at the discretion of Congress. To date, the implementation of RBRVS has reduced payment rates for certain of the procedures historically provided by the Affiliated Practices. RBRVS-type of payment systems have also been adopted by certain private third-party payors and may become a predominant payment methodology. Wider-spread implementation of such programs would reduce payments by private third-party payors and could indirectly reduce PRG's operating margins to the extent that costs of providing management services related to such procedures could not be proportionately reduced.

          There can be no assurance that any or all of these reduced revenues and operating margins could be offset by PRG through cost reductions, increased volume, introduction of new procedures or otherwise.

Risks Associated with Managed Care Contracts

          As an increasing percentage of patients are coming under the control of managed care entities, PRG believes that its success will, in part, be dependent upon PRG's ability to negotiate, on behalf of the Affiliated Practices, contracts with health maintenance organizations ("HMOs"), employer groups and other private third-party payors pursuant to which services will be provided on a risk-sharing or capitated basis by some or all Affiliated Practices. Under some of such agreements, the healthcare provider accepts a pre-determined amount per patient per month in exchange for providing all necessary covered services to the patients covered under the agreement. Such contracts pass much of the financial risk of providing care, such as over-utilization, from the payor to the provider. Such contracts, in general, result in greater predictability of revenues, but greater unpredictability of expenses. There can be no assurance that PRG will be able to negotiate, on behalf of its Affiliated Practices, satisfactory arrangements on a risk-sharing or capitated basis. In addition, to the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, operating margins may be reduced, or in the worst case, the revenues derived from such contracts may be insufficient to cover the costs of the services provided. As a result, Affiliated Practices may incur additional costs, which would reduce or eliminate anticipated earnings under such contracts. Any such reduction or elimination of earnings could have a material adverse affect on PRG's results of operations.

Shares Eligible for Future Sale

  PRG has a significant number of shares of Common Stock outstanding that were not registered under the Securities Act upon issuance, but the holders of which have certain registration rights. The Company also has a significant number of shares of Common Stock outstanding that were registered under the Securities Act upon issuance, the resale of which is contractually restricted. Additionally, PRG has reserved for issuance 5,735,000 shares of Common Stock in connection with the potential conversion of convertible subordinated debentures. Prior to PRG's IPO there had been no market for the Common Stock and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of PRG to raise equity capital in the future.

          The 10,000,000 shares of Common Stock registered with the Securities and Exchange Commission (the "Commission") under the Securities Act in the registration statement of which this Prospectus forms a part and issuable in business combination transactions will generally be freely tradable by nonaffiliates after their issuance, unless the sale thereof is contractually restricted. The purchasers of shares of Common Stock in this offering will typically be required to execute an agreement whereby such persons agree to hold all or a portion of such shares for a period of up to two years after the date of acquisition. These agreements may be modified by PRG in connection with any particular business combination.

Competition

          PRG experiences competitive pressures for the acquisition of the assets of, and the provision of management services to, additional practices and the acquisition of MSOs. PRG knows of several private practice management companies focused on eye care services. Several other practice management companies, both publicly and privately held, that have established operating histories and, in some instances, greater resources than PRG, are pursuing the acquisition of the assets of other general and specialty medical, including eye care practices and the management of such practices. Additionally, some hospitals, clinics, health care companies, HMOs and insurance companies engage in activities similar to the activities of these other practice management companies. There can be no assurance that PRG will be able to compete effectively with such competitors for the acquisition of, or affiliation with, eye care practices, that additional competitors will not enter the market, that such competition will not make it more difficult or expensive to acquire the assets of, and provide management services to, eye care practices on terms beneficial to PRG or that competitive pressures will not otherwise adversely affect the Company.

          Affiliated Practices compete with numerous local eye care service providers. PRG believes that changes in governmental and private reimbursement policies and other factors have resulted in increased competition among providers for the provision of medical services to consumers. There can be no assurance that the Affiliated Practices will be able to compete effectively in the markets that they serve. PRG believes that the cost, accessibility and quality of services provided are the principal factors that affect competition. There can be no assurance that the Affiliated Practices will be able to compete effectively in the markets that they serve, which inability to compete could adversely affect PRG.

          Further, the Affiliated Practices will compete with other providers for managed care contracts. PRG believes that trends toward managed care have resulted, and will continue to result, in increased competition for such contracts. Other practices and MSOs may have more experience than the Affiliated Practices and PRG in obtaining such contracts. There can be no assurance that PRG and the Affiliated Practices will he able to successfully acquire sufficient managed care contracts to compete effectively in the markets they serve, which inability to compete could adversely affect PRG.

Potential Liability and Insurance; Legal Proceedings

          The provision of medical services entails an inherent risk of professional malpractice and other similar claims. Generally, PRG only provides facilities and administrative services in connection with the provision of its management services to the Affiliated Practices; however, in states where the Company is permitted under applicable regulations, PRG directly contracts with physicians and optometrists for the provision of professional services. In all cases, PRG does not control or direct the practice of medicine by physicians and does not assume responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and physician groups. There can be no assurance that claims, suits or complaints relating to services and products provided by Affiliated Practices will not be asserted against PRG in the future. Additionally, PRG owns and operates ASCs. A significant source of potential liability would be claims of negligence on the part of health care professionals under direct contract with the Company to provide professional services or employed by the Affiliated Practices or in connection with surgeries performed at the Company's ASCs and would be based on the Company's relationship with the Affiliated Practices or ASCs. The Company could also be held liable for negligence regardless of the relationship between the Company and the Affiliated Practices if the Company were deemed negligent in selecting or retaining health care professionals or otherwise in performing its management services or operating ASCs.

          PRG maintains insurance coverage that it believes is adequate both as to risks and amounts. Such insurance extends to professional liability claims that may be asserted against PRG directly or against employees of PRG that work on site at Affiliated Practice locations. In addition, pursuant to the Service Agreements, the Affiliated Practices (or PRG on behalf of the Affiliated Practices) are required to maintain professional liability insurance.

Nevertheless, there can be no assurance that successful malpractice or other claims will not be asserted against the Affiliated Practices or PRG that exceed applicable policy limits, which could have a material adverse effect on PRG.

          PRG, in connection with the acquisition of the assets of certain of the Affiliated Practices, typically succeeds to some or all of the liabilities of the Affiliated Practices. Therefore, claims may be asserted against PRG for events that occurred prior to the acquisition of the assets of certain of the Affiliated Practices. PRG maintains insurance coverage related to those risks that it believes is adequate both as to risks and amounts, although no assurance can be provided that any successful claims will not exceed applicable policy limits.

          The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of PRG and the Affiliated Practices. There can be no assurance that liability insurance will be available to PRG in the future at acceptable costs or that the future cost of such insurance to PRG and the Affiliated Practices will not have an adverse effect on PRG's operations.

Anti-Takeover Considerations

          Certain provisions of the Company's Restated Certificate of Incorporation, the Company's Bylaws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of the Company and, consequently, limit the price that investors might be willing to pay in the future for shares of the Common Stock. These provisions include a classified Board of Directors, the inability to remove directors except for cause and the ability to issue, without further stockholder approval, shares of preferred stock with rights and privileges senior to the Common Stock. In addition, in April 1996 the Company adopted a stockholder rights plan, which can have a significant anti-takeover effect. The Company also is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. The Company's principal credit facilities require the Company to obtain the consent of the lender following a change in PRG's senior management personnel, and a "Change of Control" (as defined therein) constitutes an event of default under each of the credit facilities. These provisions of the Company's credit facilities and the Debentures could serve to impede or prevent a change of control or have a depressive effect on the price of the Common Stock.

Possible Volatility of Stock Price

          The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including variations in the Company's earnings results, changes in earnings estimates by securities analysts, publicity regarding the Company, its competitors, the physician practice management industry or the health care industry generally, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry in general or the physician practice management industry specifically, changes in the reimbursement practices or policies of third party payors, sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur and other factors. In addition, in recent years, the stock market and, in particular, the physician practice management segment and the health care industry, has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the shares of Common Stock.

                              RECENT DEVELOPMENTS

          An integral part of the Company's strategy is growth through acquisitions of high quality eye care practices in targeted geographic markets. In accordance with this strategy, since its IPO, the Company has added a total of over 130 new practices, 40 ASCs, 342 ophthalmologists, 192 optometrists and 17 excimer lasers in the acquisitions described below.

EquiMed Acquisition and AOI Merger

          The Company acquired the assets of the eye care division of EquiMed, a publicly held multi-specialty physician practice management company, on November 5, 1996 and acquired AOI, a privately held physician practice management company devoted solely to eye care, on November 22, 1996. PRG believes that the EquiMed Acquisition and the AOI Merger strengthen significantly PRG's competitive position, particularly with respect to PRG's ability to consummate acquisitions on favorable terms, while simultaneously expanding the Company's geographic coverage, particularly in the southeastern region of the United States. PRG also pursued the EquiMed Acquisition and the AOI Merger because PRG believed that the acquisitions of EquiMed and AOI would result in greater operating leverage and a substantial increase in its future acquisition opportunities.
The EquiMed Acquisition and the AOI Merger also yield a significant addition to the number of ophthalmologists and optometrists affiliated with PRG, which PRG believes enhances its overall strategy of efficient utilization of eye care professionals.

          As a result of the EquiMed Acquisition, PRG added the assets of 21 practices with 53 ophthalmologists and 36 optometrists at 52 locations in 13 states and owns or operates 10 additional ASCs and 32 additional optical dispensaries and owns or leases four additional excimer lasers. The EquiMed Acquisition strengthens PRG's presence in Arkansas, California, Illinois, Kentucky, Missouri, and Ohio and represents the Company's entrance into Iowa, Kansas, Louisiana, New York, Oregon, Pennsylvania and Washington. As a result of the AOI Merger, PRG added the assets of 18 practices with 78 ophthalmologists and 29 optometrists at 74 locations in six states and owns or operates 10 additional ASCs and 15 additional optical dispensaries and owns or leases two additional excimer lasers. The AOI Merger strengthens PRG's position in Florida, Nevada and Texas (representing the Company's entrance into the San Antonio and Austin markets) and represents new entry into Alabama.

          PRG acquired the assets of the eye care division of EquiMed in exchange for approximately $55 million in cash, subject to adjustment to reflect certain additional practice acquisitions meeting specified criteria with respect to which EquiMed provides assistance, and $9.7 million in assumed indebtedness. The aggregate consideration,paid by PRG in connection with the AOI Merger was approximately $62 million in Common Stock and cash, and payment into escrow of approximately $8.2 million, subject to release if AOI satisfies certain acquisition criteria. PRG retired approximately $44.5 million in indebtedness of AOI and assumed approximately $13.7 million in indebtedness of AOI upon consummation of the AOI Merger.

EyeCorp Merger

          In March 1996, PRG acquired EyeCorp, a privately held physician practice management company devoted solely to eye care, in exchange for Common Stock having a market value, at closing, of approximately $152 million. The acquisition of EyeCorp, which provided management services to approximately 50 ophthalmic and optometric practices and five ASCs, increased PRG's penetration in Arkansas, California, Ohio, Tennessee and Texas and afforded entry into Illinois, Kentucky, Massachusetts, Mississippi and Missouri.

          PRG pursued the EyeCorp Merger because PRG believed that the combination with EyeCorp would provide PRG with a substantial presence in the southeastern region of the United States and would result in greater operating leverage and a substantial increase in its future acquisition opportunities. In addition, the EyeCorp Merger resulted in a significant addition to the number of optometrists affiliated with PRG, which PRG believes enhances its overall strategy of efficient utilization of eye care professionals. Further, EyeCorp had established, and PRG intends to promote and replicate in other markets, the Retinal Center of Excellence, which substantially strengthens PRG's subspecialty retina capabilities. Finally, the combination with EyeCorp resulted in the acquisition of The EyePA,

Inc., an independent practice association, which was formed by EyeCorp to establish preferred provider networks composed of eye care professionals offering quality controlled, comprehensive vision care services to enrollees in various health insurance plans.

1996 Acquisitions

          In addition to the EquiMed Acquisition, the AOI Merger and the EyeCorp Merger, during the period from January 1, 1996 to October 31, 1996, the Company acquired the assets of 44 practices and 18 ASCs (the "1996 Acquisitions") for aggregate consideration of approximately $189 million, valued at closing, in cash and Common Stock. The 1996 Acquisitions collectively strengthened PRG's position in Houston, Las Vegas, Cincinnati and other markets and represented new entry into the Dallas, Phoenix, Oklahoma, Florida, New Jersey and South Carolina markets.

Offering of Convertible Subordinated Debentures

          On December 11, 1996, PRG consummated an offering of $125,000,000 principal amount of 6% Convertible Subordinated Debentures due December 1, 2001 (the "Debentures"). The Debentures are convertible into shares of Common Stock at a price of $25 per share and may be redeemed by the Company after December 6, 1999. The net proceeds to the Company from the sale of the Debentures will be used to retire indebtedness and for general corporate purposes, including acquisitions.

Acquisition Program

          Although PRG is continually considering acquisitions, the Company currently has no binding or definitive agreements with respect to any material future acquisition and no letters of intent with respect to any material future acquisition.

          The following table sets forth certain information as of November 30, 1996 regarding the Affiliated Practices. The "Eye Care Professionals" caption in the table consists of ophthalmologists and optometrists.


                      Affiliated Practices       1996 Acquisitions and        EquiMed Acquisition
                            at IPO                   EyeCorp Merger              and AOI Merger                 Total
                  --------------------------  --------------------------  --------------------------  --------------------------
                    Number                      Number                     Number                      Number
                      of        Eye Care          of        Eye Care         of         Eye Care         of         Eye Care
      State        Offices    Professionals    Offices    Professionals    Offices    Professionals    Offices    Professionals
----------------  ---------  ---------------  ---------  ---------------  ---------  ---------------  ---------  ---------------
Alabama.........       -             -             -             -            14            11            14            11

Arizona.........       2             -            21            22             -             -            23            22

Arkansas........       5             5             1             1             1             3             7             9

California......      17            37             9            23             9            20            35            80

Florida.........       -             -            19            44            29            49            48            93

Iowa............       -             -             -             -             4             1             4             1

Illinois........       -             -            19            19             4             8            23            27

Kansas..........       -             -             -             -             1             2             1             2

Kentucky........       -             -             3             6             3             4             6            10

Louisiana.......       -             -             -             -            17            22            17            22

Massachusetts...       -             -             1             3             -             -             1             3

Mississippi.....       -             -            28            28             -             -            28            28

Missouri........       -             -             8            13             -             -             8            13

Nevada..........       4             2             7            13             4            11            15            26

New Jersey......       -             -             1             1             -             -             1             1

New York........       -             -             -             -             8            24             8            24

Ohio............       7            11            12            34             3            10            22            55

Oklahoma........       -             -             3             7             -             -             3             7

Oregon..........       -             -             -             -             1             2             1             2

Pennsylvania....       -             -             -             -             2             2             2             2

South Carolina..       -             -             1             2             -             -             1             2

Tennessee.......       3             8            34            60             -             -            37            68

Texas...........      12            15            45            62            24            26            81           103

Washington......       -             -             -             -             2             1             2             1
                  ---------  ---------------  ---------  ---------------  ---------  ---------------  ---------  ---------------

   TOTAL........      50            78           212           338           126           196           388           612
                  =========  ===============  =========  ===============  =========  ===============  =========  ===============

                              PLAN OF DISTRIBUTION
The Company

          This Prospectus covers the offer and sale of up to 10,000,000 shares of PRG Common Stock which the Company may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act.

          The Company expects that the terms upon which it may issue the shares will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

General

          All expenses of this Offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

          The shares of PRG Common Stock offered hereunder will be listed on the NYSE, but will be subject to certain contractual holding period requirements.

                                 LEGAL MATTERS

          The validity of the shares offered will be passed upon for the Company by Jackson & Walker, L.L.P., Dallas, Texas.

                                    EXPERTS

          The financial statements of Physicians Resource Group, Inc. and Subsidiaries as of December 31, 1995 and for the three year period then ended, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

          The financial statements as of December 31, 1994 and 1995 and for the period from inception (November 2, 1993) through December 31, 1993 and for the years ended December 31 1994 and 1995 of Physicians Resource Group, Inc. and Subsidiaries; as of December 31, 1994 and for the year then ended of Physicians Resource Group, Inc.-Selected Acquisition Practices; as of December 31, 1994 and 1995 and for the two years then ended of Barnet Dulaney Eye Center; as of December 31, 1995 and for the year then ended of Physicians Resource Group, Inc.-Certain Acquisition Practices; as of December 31, 1994 and 1995 and for the two years then ended of Central Florida Eye Associates, P.A. and affiliates; as of December 31, 1995 and for the year then ended of South Texas Retina Consultants, P.A. and affiliates; as of December 31, 1995 and for the year then ended of The Edward Yavitz Eye Center, Ltd.; as of December 31, 1995 and for the year then ended of Key Whitman/Milauskas; as of December 31, 1994 and 1995 and for the two years then ended of Cincinnati Eye Institute, Inc.; as of December 31, 1995 and for the year then ended of Gregory L. Henderson, M.D., P.A.; as of December 31, 1995 and for the year then ended of Tampa Eye Clinic, P.A.; as of December 31, 1995 and for the year then ended of The Eye Institute of West Florida, P.A. and Douglas G. Johnson, O.D., P.A.; as of December 31, 1995 and for the year then ended of Melbourne Eye Associates of Brevard, Inc. and Melbourne Eye Associates, P.A.; as of December 31, 1995 and for the year ended of Frederick A. Hauber, M.D., P.A. and Health Dynamics Specialties, Inc.; as of December 31, 1995 and for the year then ended of Ophthalmological Associates, Ltd.; as of December 31, 1995 and for the year then ended of Stuart J. Kaufman, M.D., P.A.; as of December 31, 1995 and for the year then ended of Physicians Resource Group, Inc.-Sundry Acquisition Practices, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports.

          The financial statements of Houston Eye Associates as of December 31, 1994 and 1995 and for the two years then ended, incorporated by reference in this Prospectus, have been audited by Wallingford, McDonald, Fox & Co., P.C., independent public accountants, as stated in their report.

          The consolidated financial statements of EquiVision, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in Physicians Resource Group, Inc.'s Current Report on Form 8-K/A dated October 7, 1996 for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of American Ophthalmic, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in Physicians Resource Group, Inc.'s Current Report on Form 8-K/A dated October 7, 1996, as amended on October 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

          PRG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov. In addition, the Common Stock of the Company is listed on the NYSE, and such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

          PRG has filed with the Commission a Registration Statement on Form S-4 with respect to the Common Stock offered hereby. This Prospectus constitutes part of the Registration Statement and does not contain all the information contained in the Registration Statement and exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. All of these documents may be inspected without charge at the addresses set forth in the preceding paragraph.

                           INCORPORATION BY REFERENCE

          This Prospectus incorporates by reference the Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) Proxy Statement dated May 3, 1996, relating to the Annual Meeting of Stockholders held on May 21, 1996, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, (v) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (vi) Current Report on Form 8-K dated February 14, 1996 (as amended on Form 8-K/A filed on April 12, 1996), (vii) Current Report on Form 8-K dated March 18, 1996, (viii) Current

Report on Form 8-K dated March 18, 1996, (ix) Current Report on Form 8-K dated April 18, 1996 (as amended on Form 8-K/A filed on May 10, 1996), (x) Current Report on Form 8-K dated June 30, 1996 (as amended on Form 8-K/A filed on July 17, 1996), (xi) Current Report on Form 8-K dated August 13, 1996, (xii) Current Report on Form 8-K dated August 30, 1996 (as amended on Form 8-K/A filed on September 24, 1996), (xiii) Current Report on Form 8-K dated August 30, 1996,
(xiv) Current Report on Form 8-K dated October 7, 1996 (as amended on Form 8-K/A filed October 30, 1996), (xv) Current Report on Form 8-K dated October 9, 1996 (as amended on Form 8-K/A filed October 30, 1996), (xvi) Current Report on Form 8-K filed December 2, 1996, (xvii) the description of PRG's Common Stock contained in PRG's Registration Statement on Form 8-A, dated May 5, 1995 and (xviii) the description of rights to purchase PRG preferred stock contained in PRG's Registration Statement on Form 8-A dated April 18, 1996 and all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents.

          Any statement contained in a document incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

          The information relating to PRG contained in this Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated herein by reference.

          The Company will provide, without charge, to each person, including a beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus, excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for copies of such documents should be addressed to the Company at its principal executive offices: Physicians Resource Group, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1540, Dallas, Texas 75240 (telephone (972) 982-8200).

          THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               TABLE OF CONTENTS


                                                  Page
                                                  ----

Prospectus Summary................................  2
The Company.......................................  2
Risk Factors......................................  4
Recent Developments............................... 10
Plan of Distribution.............................. 13
Legal Matters..................................... 13
Experts........................................... 13
Available Information............................. 14
Incorporation of Certain Documents by Reference... 14



                               10,000,000 SHARES


                                      LOGO

                                  COMMON STOCK
                                  ------------


                                   PROSPECTUS

                                JANUARY 2, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

    The Company's Amended and Restated Bylaws provide that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

    Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Article Eight of the Company's Restated Certificate of Incorporation, as amended, provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except for liability (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

    Reference is made to Article VII, Section 8 of the Company's Amended and Restated Bylaws, Exhibit 3.3 of this Registration Statement, which provides for indemnification of directors and officers.

    In April 1995, the Company entered into an indemnification agreement with certain of its directors and director nominees, pursuant to which the Company agreed to indemnify such persons for losses arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement of which this Prospectus forms a part.

    The Company has procured insurance that purports to insure the Company's directors and officers against certain liabilities incurred by them in the discharge of their functions as directors and officers, with certain exceptions including exceptions for liabilities arising from such directors' and officers' own malfeasance.

Item 21.  Exhibits and Financial Statement Schedules. (a) Exhibits

 Exhibit
 Number                                                     Description
 ------                                                     -----------

   2.1 -- Agreement and Plan of Merger by and among Central Florida Eye Associates, P.A., Ronald Case, M.D., Brian Renz, M.D., Teo Kulyk, M.D., Jay Mulaney, M.D., PRG FL Acquisition Corporation, and Physicians Resource Group, Inc. (8)

   2.1 -- Agreement and Plan of Merger by and among Central Florida Eye Associates, P.A., Ronald Case, M.D., Brian Renz, M.D., Teo Kulyk, M.D., Jay Mulaney, M.D., PRG FL Acquisition Corporation, and Physicians Resource Group, Inc. (8)

   2.2 -- Agreement and Plan of Merger by and among G.C.R. Investors, Ronald Case, M.D., Brian Renz, M.D., Jay Mulaney, M.D., PRG FL Partnership I, and Physicians Resource Group, Inc. (8)

   2.3 -- Agreement and Plan of Merger by and among Central Florida Eye Associates, Partners, Ronald Case, M.D., Brian Renz, M.D., Teo Kulyk, M.D., Jay Mulaney, M.D., PRG FL Partnership II, and Physicians Resource Group, Inc. (8)

   2.4 -- Agreement and Plan of Merger by and among South Texas Retina Affiliates, Inc., South Texas Retina Consultants, L.L.P., Charles
             H. Campbell, M.D., P.A., Charles H. Campbell, M.D., PRG TX Acquisition Corp. I and Physicians Resource Group, Inc. (8)

   2.5 -- Agreement and Plan of Merger, dated August 13, 1996, between PRG Ohio III, Inc., Physicians Resource Group, Inc., Cincinnati Eye Institute, Inc., John S. Cohen, M.D., James D. Faulkner, M.D., William J. Faulker, M.D., Robert C. Kersten, M.D., Richard S. Kerstine, M.D., Robert H. Osher, M.D., Robert W. Nash, M.D., Michael R. Petersen, M.D., Gary A. Varley, M.D., Linda J., Greff, M.D., Robert J. Cionni, M.D., Kevin T. Corcoran, O.D. and Corwin M. Smith, M.D. (9)

   2.6 -- Agreement and Plan of Reorganization, dated August 13, 1996, between PRG HEA Acq. Corp., Physicians Resource Group, Inc., Houston Eye Associates, P.A., Malcom L. Mazow, M.D., Robert H. Stewart, M.D., Robert B. Wilkins, M.D., Jeffrey D. Lanier, M.D., Michael A. Bloome, M.D., Paul C. Salmonsen, M.D., Richard L. Kimbrough, M.D., Jack T. Holladay, M.D., Jeffrey B. Arnoult, M.D., William H. Quayle, M.D., John D. Goosey, M.D., John M. Lim, M.D., Kathryn H. Musgrove, M.D., Marsha F. Soechting, M.D. and Marc N. Longo, M.D. (9)

   2.7 -- Asset Purchase Agreement, dated August 13, 1996, between PRG Ohio III, Inc., Physicians Resource Group, Inc. and CEI Realty Associates, Ltd. (9)

   2.8 -- Agreement and Plan of Merger, dated August 13, 1996 between PRG IV Acq. Corp., Physicians Resource Group, Inc., Gregory L. Henderson M.D., P.A. and Gregory L. Henderson, M. D. (9)

   2.9 -- Agreement and Plan of Merger, dated August 13, 1996, between PRG IX Acq. Corp., Physicians Resource Group, Inc., William Reynolds, M.D., P.A. and William Reynolds, M.D. (9)

   2.10 -- Agreement and Plan of Merger, dated August 12, 1996 between PRG II Acq. Corp., Physicians Resource Group, Inc., Tampa Eye Clinic, P.A., J. Burns Creighton, M.D., Ronald Seely, M.D., Lewis Lauring, M.D., William Reynolds, M.D., David Leach, M.D., P.A. and Timothy Lorenzen, M.D., P.A. (9)

   2.11 -- Agreement and Plan of Merger, dated August 13, 1996 between PRG XI Acq. Corp, Physicians Resource Group, Inc., Timothy Lorenzen, M.D., P.A. and Timothy Lorenzen, M.D. (9)

   2.12 -- Agreement and Plan of Merger, dated August 13, 1996, between PRG VII Acq. Corp., Physicians Resource Group, Inc., Ronald Seely, M.D., P.A. and Ronald Seely, M.D. (9)

   2.13 -- Agreement and Plan of Merger, dated August 13, 1996, between PRG VI Acq. Corp, Physicians Resource Group, Inc., J. Burns Creighton, M.D., P.A., and J. Burns Creighton, M.D. (9)

   2.14 -- Asset Purchase Agreement by and among EquiMed, Inc., PRG Georgia and Physicians Resource Group, Inc., dated October 7, 1996. (10)

   2.15 -- Agreement and Plan of Merger by and among American Ophthalmic Incorporated, PRG Acquisition Corporation and Physicians Resource Group, Inc., dated October 7, 1996. (10)

   2.16 -- Share Exchange Agreement by and among PRG Florida XIII, Inc., Melbourne Eye Associates, P.A., William Broussard, Trustee U.T.D. March 24, 1980, Micheal F. Corcoran, M.D., Trustee U.T.D. September 26, 1988, Andrew Zorbis, M.D., L. Neal Freeman, M.D., and Kaukwok Frederick Ho, M.D., U.T.D. November 24, 1989 and Physicians Resource Group, Inc. (11)

   2.17 -- Agreement and Plan of Reorganization by and among Ophthalmological Associates, Ltd., Morton R. Green, M.D., Kenneth O. Green, M.D., Stephen R. Waltman, M.D., PRG Gr Acq. Corp., and Physicians Resource Group, Inc. (11)

   2.18 -- Asset Purchase Agreement by and among Safford Surgi-Center, Southwest Eye Associates, Ltd., James Holder, O.D., Sun Valley Acquisition Corporation and Physicians Resource Group, Inc. (11)

   2.19 -- Asset Purchase Agreement by and among SNW, Inc. James Holder, O.D., Clarice Holder, Jeffrey Woodward, Suzy Woodward, Sun Valley Acquisition Corporation and Physicians Resource Group, Inc. (11)

   2.20 -- Asset Purchase Agreement by and among Rechard D. Levin, M.D., P.S.C., Inc., Richard D. Levin, M.D., PRG Ohio, Inc. and Physicians Resource Group, Inc. (11)

   3.1 -- Second Restated Certificate of Incorporation of Physicians Resource Group, Inc. (13)

   3.2 -- Certificate of Designations, Preferences, Rights and Limitations of Class A Preferred Stock of Physicians Resource Group, Inc. (1)

   3.3   --  Third Amended and Restated Bylaws of Physicians Resource Group,
             Inc. (4)

   4.1   --  Form of Warrant Certificate. (1)

   4.2 -- Rights Agreement dated as of April 19, 1996 between Physicians Resource Group, Inc. and Chemical Mellon Shareholder Services(7)

   4.3 -- Form of certificate evidencing ownership of Common Stock of Physicians Resource Group, Inc. (1)

   5.1   --  Opinion of Jackson & Walker, L.L.P. (13)

   10.1 -- Physicians Resource Group, Inc. Amended and Restated 1995 Stock Option Plan. (4)

   10.2 -- Physicians Resource Group, Inc. 1995 Health Care Professionals Stock Option Plan. (1)


      10.3   --  Employment Agreement between Physicians Resource Group, Inc. and Gregory L. Solomon. (1)

      10.4   --  Employment Agreement between Physicians Resource Group, Inc. and Emmett E. Moore. (1)

      10.5   --  Employment Agreement between Physicians Resource Group, Inc. and Richard M. Owen. (1)

      10.6   --  Form of Indemnification Agreement for certain Directors. (1)

      10.7   --  Form of Service Agreement by and between Physicians Resource Group, Inc., Physicians Resource
                 Group Subisdiary, Inc. and TPZ, Inc. d/b/a/ Eye Care of Medina, Inc. (1)

      10.8   --  Form of Service Agreement by and between Physicians Resource Group, Inc., its wholly-owned subsidiary and The Eye Clinic of Texas. (1)

      10.9   --  Form of Service Agreement by and between Physicians Resource Group, Inc., its wholly-owned subsidiary and David M. Schneider, M.D., Inc. (1)

      10.10  --  Form of Service Agreement by and between Physicians Resource Group, Inc., its  wholly-owned subsidiary and Texas Eye Institute Assoc. (1)

      10.11  --  Form of Service Agreement by and between Physicians Resource Group Subsidiary, Inc., its wholly-owned subsidiary and McDonald Eye Associates, P.A. (1)

      10.12  --  Form of Service Agreement by and between Physicians Resource Group, Inc., its wholly-owned subsidiary and Michael A. Minadeo, M.D., P.A. (1)

      10.13  --  Form of Service Agreement by and between Physicians Resource Group, Inc., its wholly-owned subsidiary and Southern Nevada Eye Clinic, Inc., Kenneth C. Westfield, M.D., Ltd. and Nevada
                 Institute of Ambulatory Surgery, Inc. (1)

      10.14  --  Form of Service Agreement by and between Physicians Resource Group, Inc., its wholly-owned subsidiary and Eye Clinic, P.C. (1)

      10.15  --  Form of Service Agreement by and between Superior Eye Care, Inc. and Charles D. Fritch, M.D.,
                 Inc. (1)

      10.16  --  Form of Service Agreement by and among Pacific Vision Services, Inc. and Loma Linda
                 Ophthalmology Medical Group, Inc., Inland Eye Institute Medical Group, Inc. and T.E.S.C., Inc.
                 (1)

      10.17  --  First Amendment to Service Agreement by and among Physicians Resource Group, Inc., as successor by merger to Pacific Vision Services, Inc., Loma Linda Ophthalmology Medical Group,
                 Inc., Inland Eye Institute Medical Group, Inc. and T.E.S.C., Inc. dated August 9, 1995. (3)

      10.18  --  Subscription Agreement, dated June 30, 1995 between Notre Capital Ventures, Ltd. and Physicians
                 Resource Group, Inc. (1)

      10.19  --  Form of Registration Rights Agreement. (1)

      10.20  --  Form of Registration Rights Agreement. (1)

      10.21  --  Form of Registration Rights and Stockholders Agreement. (1)

      10.22  --  Form of Registration Rights Agreement dated as of March 7, 1996, by and among Physicians
                 Resource Group, Inc. and the former stockholders of EyeCorp, Inc. (4)



      10.23   --  Form of Option Agreement between Physicians Resource Group, James A. Price, M.D., Ben F.
                  House, M.D., Bruce E. Herron, M.D. and Mark R. Bateman, M.D. (1)

      10.24   --  Separation and Mutual Release Agreement between Gregory Solomon and Physicians Resource
                  Group. (5)

      10.25   --  Loan Agreement dated as of January 8, 1996 between PRG and NationsBank of Tennessee, N.A.
                  ("NationsBank"). (6)

      10.26   --  Subordination Agreement dated as of December 28, 1995 by and among NationsBank, EyeCorp,
                  Eyecare Resource, Inc., the EyePA, Inc. and PRG. (4)

      10.27   --  Reimbursement Agreement dated as of December 28, 1995 between EyeCorp and PRG. (6)

      10.28   --  Service Agreement dated as of February 23, 1994, by and between EyeCorp, Inc., the Vitreoretinal
                  Foundation and David Meyer, M.D., John E. Linn, M.D., John D. Armstrong, M.D., John L.
                  Elfervig, M.D. and Thomas A. Browning, M.D. (4)

      10.29   --  Amendment to Service Agreement, dated March 8, 1996, by and between the Vitreoretinal
                  Foundation, David Meyer, M.D., John E. Linn, M.D., John D. Armstrong, M.D., John L.
                  Elfervig, M.D. and Thomas A. Browning, M.D. and EyeCorp, Inc. (4)

      10.30   --  Second Amendment to Service Agreement dated as of February 23, 1994, by and between EyeCorp,
                  Inc., the Vitreoretinal Foundation and David Meyer, M.D., John E. Linn, M.D., John D.
                  Armstrong, M.D., John L. Elfervig, M.D. and Thomas A. Browning, M.D. (4)

      10.31  --   Loan and Security Agreement dated as of December 28, 1995 among EyeCorp, Inc., EyeCare
                  Resource, Inc. The EyePA, Inc. and NationsBank of Tennessee, N.A. (4)

      10.32  --   Form of Indenture, dated as of December 11, 1996, between Physicians Resource Group, Inc. and U.S.
                  Trust Company of New York, N.A. (13)

      10.33  --   Form of Registration Rights Agreement, dated as of December 6, 1996, betweeen Physicians Resource
                  Group, Inc. and Smith Barney Inc., Alex. Brown & Sons Incorporated, Dillon, Reed & Co., Inc.
                  and Volpe Welty & Company. (13)

      10.34  --   Form of Purchase Agreement dated as of December 6, 1996. (13)

      21.1   --   Subsidiaries. (13)

      23.1   --   Consent of Arthur Andersen LLP (13)

      23.2   --   Consent of Ernst & Young LLP (13)

      23.3   --   Consent of Ernst & Young LLP (13)

      23.4   --   Consent of Wallingford, McDonald, Fox & Co., P.C. (13)

      23.5   --   Consent of Jackson & Walker, L.L.P. (contained in its opinion filed as Exhibit 5.1). (13)

      24.1   --   Power of Attorney (contained on the signature page of this registration statement).

______________________
1)  Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-91440) and
    incorporated herein by reference.
2)  Previously filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ending
    September 30, 1995, and incorporated herein by reference.
3)  Previously filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ending
    June 30, 1995, and incorporated herein by reference.
4)  Previously filed as an exhibit to the Company's annual report on Form 10-K for the year ended
    December 31, 1995, and incorporated herein by reference.
5)  Previously filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ending
    September 30, 1995, and incorporated by reference.

6) Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (No. 333-00230) and incorporated herein by reference.
7) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated April 19, 1996 and incorporated by reference herein.
8) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated July 1, 1996, and amended on July 17, 1996, and incorporated herein by reference.
9) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated September 7, 1996, and amended on September 24, 1996, and incorporated herein by reference.
10) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated October 7, 1996, and amended on October 30, 1996, and incorporated herein by reference.
11) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated October 9, 1996, and amended on October 30, 1996, and incorporated herein by reference.
12) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated August 30, 1996, and amended on November 13, 1996, and incorporated herein by reference.
13) Filed herewith.

  (b)  Financial Statements Schedule - None

Item 22.  Undertakings.

  The undersigned registrant hereby undertakes as follows:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

       (iii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
      Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of
      Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                               POWER OF ATTORNEY

  Each person whose signature appears below authorizes Emmett E. Moore, Richard
M. Owen and Richard J. D'Amico, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the Registrant, and to file any amendments to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of this Registration Statement, which amendments may make such changes to such Registration Statement as such attorney may deem appropriate.



                                SIGNATURE PAGE

  Pursuant to the requirements of the Securities Act of 1933, as amended, Physicians Resource Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 2, 1997.


                                        PHYSICIANS RESOURCE GROUP, INC.


                                        By: /s/ Richard J. D'Amico
                                            -----------------------------------
                                        Richard J. D'Amico
                                        Senior Vice President, General Counsel
                                        and Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on January 2, 1997.


                      Signatures                           Title
                      ----------                           -----

            /s/ Emmett E. Moore                 Chairman of the Board of
            ------------------------------   Directors, Chief Executive Officer
            Emmett E. Moore                          and President
                                                (Principal Executive Officer)

            /s/ Richard M. Owen                 Senior Vice President,
            ------------------------------    Chief Financial Officer and
            Richard M. Owen                          Director
                                                (Principal Financial Officer)

            /s/ John N. Bingham             Vice President, Controller and
            ------------------------------    Chief Accounting Officer
            John N. Bingham                  (Principal Accounting Officer)


            /s/ Alan C. Baum                           Director
            ------------------------------
            Alan C. Baum, M.D.


            /s/ Lucius E. Burch, III                   Director
            ------------------------------
            Lucius E. Burch, III


            /s/ Joe E. Ellis, O.D.                     Director
            ------------------------------
            Joe E. Ellis, O.D.


            /s/ Charles D. Fritch.                     Director
            ------------------------------
            Charles D. Fritch, M.D.


            /s/ Richard A. Gilleland                   Director
            ------------------------------
            Richard A. Gilleland


            /s/ Bruce E. Herron, M.D.                  Director
            ------------------------------
            Bruce E. Herron, M.D.


            /s/ James E. McDonald, II                  Director
            ------------------------------
            James E. McDonald, II, M.D.



            /s/ David Meyer                             Director
            ------------------------------
            David Meyer, M.D.


            /s/ Joseph C. Noreika, M.D.                 Director
            ------------------------------
            Joseph C. Noreika, M.D.


                                                        Director
            ------------------------------
            James W. Rayner, M.D.


            /s/ David M. Schneider                      Director
            ------------------------------
            David M. Schneider, M.D.


             /s/ Paul M. Shimoff                        Director
            ------------------------------
            Paul M. Shimoff


            /s/ Ronald L. Stanfa                        Director
            ------------------------------
            Ronald L. Stanfa


                                                        Director
            ------------------------------
            P. Harold Wallar, M.D.


                                                        Director
            ------------------------------
            Kenneth C. Westfield, M.D.

                                 EXHIBIT INDEX


Exhibit
Number                        Description of Exhibits                       Page
------                        -----------------------                       ----

   3.1      Second Restated Certificate of Incorporation
   5.1      Opinion of Jackson & Walker, L.L.P.
   10.32    Form of Indenture, dated as of December 11, 1996, between
            Physicians Resource Group, Inc. and U.S. Trust Company of
            New York, N.A.
   10.33    Form of Registration Rights Agreement, dated as of December 6,
            1996, between Physicians Resource Group, Inc. and Smith Barney
            Inc., Alex. Brown & Sons Incorporated, Dillon, Reed & Co. Inc.
            and Volpe Welty & Company.
   10.34    Form of Purchase Agreement dated as of December 6, 1996.
   21.1     Subsidiaries.
   23.1     Consent of Arthur Andersen LLP
   23.2     Consent of Ernst & Young LLP
   23.3     Consent of Ernst & Young LLP
   23.4     Consent of Wallingford, McDonald, Fox & Co., P.C.
   23.5 Consent of Jackson & Walker, L.L.P. (contained in its opinion filed as Exhibit 5.1).
   24.1 Power of Attorney (contained on the signature page of this registration statement).